Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

September 11, 2025
VIA EDGAR TRANSMISSION
Raymond Be and Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-289548
Investment Company Act Registration No: 811-21897
Dear Mr. Be and Mr. Long:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to the Registration Statement on Form N-14 for the Fund filed August 12, 2025 (SEC Accession No. 0000894189-25-005550) (the “N-14”). The N-14 relates to a forthcoming reorganization of the Jackson Square Large-Cap Growth Fund and the Jackson Square SMID-Cap Growth Fund (the “Target Funds”), each a series of Managed Portfolio Series into the Spyglass Growth Fund (the “Acquiring Fund”), a series of the Trust (the “Reorganizations”). Capitalized terms used without definition have the meanings provided in the N-14.

For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.Please update the N-14 to include the Acquiring Fund’s June 30, 2025 financial statements.
Response:    The Trust has updated the N-14 to include the Acquiring Fund’s June 30, 2025 financial statements.
Comment 2.Please include links to the Acquiring Fund’s semi-annual shareholder report once available.
Response:    The Trust has added the requested links.
Comment 3.Please ensure that all links to the Statement of Additional Information of the Acquiring Fund, dated April 30, 2025, are correct.
Response:     The Trust has revised the links and confirms that all links are correct.
Comment 4.The Staff notes that the N-14 includes disclosure on capital gains on a per share basis only with respect to the Jackson Square Large-Cap Growth Fund. Please update the disclosure to include a total dollar amount.
Response:    The Trust has added the total dollar amount of the capital gains with respect to the Jackson Square Large-Cap Growth Fund.
Comment 5.If true, please add disclosure confirming that none of the potential recoupments of the Target Funds will carry over to Acquiring Fund following the Reorganizations.

Response:    The Trust responds by adding the following disclosure:
“If a Reorganization is approved by shareholders of a Target Fund, after the Reorganization is consummated, Spyglass will not be able to recoup any fees or expenses of such Target Fund previously waived or reimbursed by Jackson Square pursuant to the Target Fund’s expense limitation agreement.”

Comment 6.If true, please add disclosure stating that shareholders will experience no dilution as a result of the Reorganizations.
Response:    The Trust responds by adding the following disclosure as a factor considered by the MPS Board in assessing and approving the Reorganizations:
“the Reorganizations would not result in the dilution of shareholders’ interests;”
Comment 7.Please disclose the total estimated costs of the Reorganization.
Response:    The Trust responds by adding the following disclosure:
“The direct expenses related to the Reorganizations are estimated to be approximately $400,000.”
Comment 8.Please briefly state the amount by which the management fees and the Total Annual Fund Operating Expenses will increase.
Response:    The Trust notes that the disclosure currently includes the statement that “The Target Funds have lower management fees than the management fee payable by the Acquiring Fund.” The Trust further responds by adding the following disclosure to the fifth bullet point under Proposal 1:
“The Acquiring Fund’s annual management fee of 1.00% of average net assets is 0.25% higher than the SMID-Cap Growth Fund’s 0.75% annual management fee; and 0.45% higher than the Large-Cap Growth Fund’s 0.55% annual management fee.”
The Trust further responds by adding the following disclosure to the sixth bullet point under Proposal 1:
“For Investor Class, Institutional Class and IS Class shareholders of the Large-Cap Growth Fund, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement are expected to increase by 0.01%, 0.26% and 0.36%, respectively. For Institutional Class and IS Class shareholders of the SMID-Cap Growth Fund, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement are expected to increase by 0.02% and 0.12%, respectively.”
Comment 9.Please consider clarifying that the Acquiring Fund has a higher management fee compared to the Target Funds.
Response:    The Trust believes the disclosure provided, including the revised disclosure set forth in response to Comment 8, is sufficient and respectfully declines to add any additional disclosure.
Comment 10.With respect to the last bullet point on page 2, provide balanced disclosure of tax implications.
Response:    The Trust responds supplementally by noting that, upon reevaluation of the Large-Cap Growth Fund’s portfolio, the amount of the anticipated capital gain distribution that will be payable to shareholders of the Fund is expected to be lower than what was disclosed in the initial N-14 and that such figure will be revised in the amended N-14 filing. The Trust further responds by adding the following disclosure after the noted bullet point:
“While each Reorganization is expected to qualify as tax-free, each Target Fund anticipates engaging in significant portfolio repositioning in advance of the proposed Reorganizations. The anticipated sale of portfolio securities of the SMID-Cap Growth Fund is not anticipated to result in a capital gain distribution; however, the anticipated sale of portfolio securities of the Large-Cap Growth Fund is anticipated to result in a capital gain distribution which would be taxable to shareholders of the Large-Cap Growth Fund. The capital gain distribution will then be reinvested in additional shares of the Large-Cap Growth Fund or paid out to shareholders in cash depending on the election of individual shareholders.”
Comment 11.With respect to the discussion regarding portfolio managers on page 2, please add disclosure relating to the Jackson Square Large-Cap Growth Fund’s portfolio manager(s). The Staff notes that this paragraph currently discusses the impending retirement of the sole portfolio manager for the SMID-Cap Growth Fund, but does not provide information on the plans of the Large-Cap Growth Fund’s portfolio manager(s) and how they factor into the Reorganizations.
Response:    The Trust responds supplementally by noting that the plans of the sole Large-Cap Growth Fund portfolio manager are currently unknown. While the decision of the sole portfolio manager of the SMID-Cap Growth Fund to retire at the end of the year was a factor in Jackson Square recommending the Reorganizations, the primary reason Jackson Square recommended the Reorganizations to the MPS Board was that it was not financially viable for Jackson Square to continue to manage the Target Funds at their current asset levels. As is further stated in the shareholder letter accompanying the Proxy Statement/Prospectus, absent the Reorganizations, Jackson Square would likely have recommended that the MPS Board consider liquidation of the Target Funds or the appointment of another investment adviser.
Comment 12.In that same paragraph it states, “Spyglass informed the MDP Board that Spyglass was seeking a strategic transaction with a similar fund or funds to gain additional scale in the Acquiring Fund.” It is unclear from the disclosure whether the advisor or the board considered transactions with others than Spyglass or why Spyglass was chosen beyond that it was seeking strategic transactions. Briefly revise to explain how Jackson Square learned about Spyglass, whether other funds were considered and why Spyglass was chosen specifically.
Response:    The Trust responds by adding the following disclosure to the noted paragraph:
“As part of its strategic review, Jackson Square spoke with two investment advisers in addition to Spyglass to ascertain their interest in acquiring the Target Funds. Ultimately, Jackson Square determined that engaging with Spyglass was the best viable option for a reorganization.”
Comment 13.With regard to the table on page 4, consider re-formatting the table so that the rows are comparably aligned.
Response:    The Trust has made the requested change.
Comment 14.Please discuss more clearly and prominently the tax implications of the Reorganizations on shareholders of the Target Funds.

Response:    The Trust responds by noting the response to comment No. 11, above, and by adding the following disclosure under “Summary of the Material U.S. Federal Income Tax Consequences of the Reorganization”:
“While each Reorganization is expected to qualify as tax-free, each Target Fund anticipates engaging in significant portfolio repositioning in advance of the proposed Reorganizations. The sale of portfolio securities of the SMID-Cap Growth Fund is not anticipated to result in a capital gain distribution; however, the anticipated sale of portfolio securities of the Large-Cap Growth Fund is anticipated to result in a capital gain distribution which would be taxable to shareholders of the Large-Cap Growth Fund. If a shareholder holds Large-Cap Growth Fund shares in a non-taxable account, such capital gain distributions with respect to those shares generally would not be currently taxable to the shareholder if those amounts remain in the non-taxable account. The Large-Cap Growth Fund’s NAV per share will go down at the time that the capital gain distribution is made. The capital gain distribution paid out to shareholders will then be reinvested in additional shares of the Large-Cap Growth Fund or paid out to shareholders in cash depending on what the individual shareholders have elected with respect to their account. To change your distribution option, write or call the Target Fund’s transfer agent or your financial intermediary in advance of the payment date of the distribution. However, note that any such change will generally be effective only as to distributions for which the record date is five or more calendar days after the Target Fund’s transfer agent or your financial intermediary has received your request.”
Comment 15.Please discuss in the paragraph on page 37 titled, “Summary of the Material U.S. Federal Income Tax Consequences of the Reorganization” the extent that investors in the Target Funds may experience significant tax consequences as a result of the repositioning to prepare for the Reorganizations.
Response:    The Trust responds by noting the responses to comments No. 10 and No. 14, above.
Comment 16.The Staff notes that on page 43, in the list of the factors that the MPS Board considered, there are several negative factors, including the increase in fees; the increase in expenses; and the potential resulting capital gains distributions to shareholders of the Large-Cap Growth Fund. Discuss how the Board considered these negative factors in particular, and their effect on the Board's conclusion that the Reorganizations are in the best interest of shareholders.
Response:    The MPS Board approved the Reorganizations as being in the best interest of shareholders in order to provide shareholders with the opportunity to continue their investment in a fund with a similar strategy and a high-quality manager, rather than experiencing a forced liquidation. The Board noted the Acquiring Fund’s expense limitation arrangement would result in a net expense experience that was not unfavorable, particularly in light of the substantially better performance record of the Acquiring Funds versus the Target Funds. The anticipated effect on taxable shareholders of potential capital gains distributions from repositioning were considered in the context of the alternative of a fund liquidation, which would result in realization by shareholders of any capital gains. As stated in the proxy material, after considering all the factors and such other factors as the MPS Board deemed appropriate, the MPS Board, including the Independent Trustees, approved the Reorganizations and determined that the Reorganizations would be in the best interests of the Target Funds and their shareholders.

Comment 17.On page 46, in the discussion regarding the “required vote,” clarify whether the classes of each Target Fund will vote together or if each class will vote separately. If voting together, please provide your analysis of why voting by class isn't required. See Rule 18f-3(a)(3)
Response:    The Trust responds supplementally that the classes of each Target Fund will vote together on the applicable Reorganization. The Trust notes that each proposed Reorganization is a fund-level transaction and accordingly, each Reorganizations will each be voted on at the Fund level. Each shareholder of a Target Fund has the right to vote on the applicable Reorganization and each shareholder of a Target Fund has the right to redeem their shares in advance of the applicable Reorganization if they elect not to participate in the Reorganization. The Trust views the interests of each share class of the Target Funds as aligned in this case with the decision for each shareholder being to participate in a Reorganization as described in the Proxy Statement and receive shares of the Acquiring Fund in a tax-free reorganization, or experience a likely liquidation of the applicable Target Fund if the Reorganizations are not approved. In addition, the Trust notes that the only share class which is anticipated to experience a reduction in total expenses in connection with a Reorganization is the Investor Class of the SMID-Cap Growth Fund. Approximately 14% of the outstanding shares of the SMID-Cap Growth Fund are Investor Class shares and, accordingly, Investor Class shareholders do not have the required votes to approve the SMID-Cap Growth Fund Reorganization on their own. The Trust further notes that, while the expenses currently payable by shareholders of each class of each Target Fund will be different than the expenses borne by such shareholders following the applicable Reorganization, as is common in such transactions, each Target Fund shareholder will be acquiring the same share class of the Acquiring Fund on the same terms as each other class of such Target Fund.
The Fund further responds by adding the following disclosure to the paragraph titled “Required Vote” on page 46:
“Shareholders of each Target Fund will vote separately on approval of the Reorganization Agreement, with the classes of each Target Fund voting together.”

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If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp
Amber C. Kopp
Assistant Vice President